Exhibit 99.1

IC Power Executes Agreement with Hadera Paper in Respect of Power Plant in Israel

June 8, 2015. IC Power Ltd. (IC Power), a wholly-owned subsidiary of Kenon Holdings Ltd. (Kenon), announced today the execution of an agreement with Hadera Paper Ltd., pursuant to which IC Power has agreed to acquire from Hadera Paper 100% of the shares in Advanced Integrated Energy Ltd. (Integrated Energy). Integrated Energy holds a conditional license for the construction of a 120MW cogeneration power station.

Consideration for the transaction is NIS 60 million (approximately $15.6 million). Additional investments by IC Power will be required to enable Integrated Energy to complete construction of the power plant.

The power plant is expected to supply the electricity and steam needs of Hadera Paper’s facility as well as provide electricity to end users in Israel. The new power plant is expected to commence operations in the second half of 2018. The power plant will have a high level of energy utilization due to usage of the cogeneration technology, which supplies electricity and steam in a single production process. The power plant will operate using natural gas.

The acquisition agreement includes the following provisions:

•	IC Power and Hadera Paper will enter into an agreement for the supply of electricity and steam from the power plant constructed by IC Power to Hadera Paper’s facility, for a period of 18 years from the date the power plant commences operations pursuant to which Hadera Paper will acquire all of its electricity and steam needs from Integrated Energy. The agreement will provide for minimum quantities of steam to be purchased by Hadera Paper, which is subject to adjustment. There will also be an agreement for the supply of steam and electricity from Integrated Energy until the time the power plant commences operations.

•	Hadera Paper has a gas supply agreement with the Tamar Group and a gas transport agreement with Israel Natural Gas Lines Ltd., both of which will be assigned to Integrated Energy.

•	Hadera Paper shall lease to Integrated Energy the property within Hadera Paper’s manufacturing plant where the Energy Center is currently located, as well as an adjacent property where the power plant is being constructed; the lease duration is for 25 years, but shall not exceed 20 years from the commencement of commercial operations of the power plant. Completion of the acquisition is subject to satisfaction of various conditions precedent, including receipt of the required regulatory approvals, and the parties have the right to terminate the agreement if such conditions are not met by the end of 2015.

About IC Power

IC Power is a part of Kenon’s group and is a global company that owns private power plants in 10 countries in Latin America and in Israel, with an aggregate installed (including pipeline) capacity of approximately 4,000 megawatt.

IC Power, through its subsidiary – OPC Rotem, constructed and owns the first private power plant in Israel, with an installed capacity of 440 megawatt, and which operates in Mishor Rotem. The plant is a combined cycle power plant which operates on natural gas, and which has been in operation since June 2013, supplying discounted electricity primarily to private consumers.

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to IC Powers’ agreement with Hadera Paper to acquire Integrated Energy, including statements about the terms of the transaction, statements with respect to the assignment of certain gas supply and transmission agreements to Integrated Energy, statements about the agreements to be entered into with Hadera Paper and the terms thereof, statements with respect to the power plant that Integrated Energy is constructing, including capacity and the expected completion date, and statements about other non-historical matters. These statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include a failure by the parties complete this transaction in a timely fashion, on the proposed terms, or at all, a failure to complete construction of the power plant on a timely basis, or at all, and other risks associated with acquiring a company (including integration risks and risks of unanticipated liabilities), failure to agree on, and to execute, the necessary transaction documents or to satisfy conditions precedent to the transaction, including a failure to obtain regulatory approval, risks relating to the gas supply and transmission agreements to be assigned to Integrated Energy and the supply agreement to be entered into with Hadera Paper, changes in government policies and/or incentives, the level of investment that will be required to enable IC Power’s completion of the plant and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, IC Power and Kenon undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Kenon

Kenon is a newly-incorporated holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros Automotive Co., Ltd. (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company;

•	Tower Semiconductor Ltd. (24% of the currently outstanding shares of Tower) – a global foundry manufacturer, with shares traded on NASDAQ and the TASE; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Zongda Huang Associate Director, Business Development & IR huangz@kenon-holdings.com Tel: +65 6351 1780

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: 1 646 201 9246